14111 Scottslawn Road Marysville, OH 43041 p 937-644-0011 www.scotts.com

May 2, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: Mr. Karl Hiller, Branch Chief
                     Mail Stop 7010

RE:	The Scotts Miracle-Gro Company Form 10-K for the Fiscal Year Ended September 30, 2005 Filed December 15, 2005 Response letter dated March 24, 2006 File No. 001-11593
Dear Mr. Hiller:
We have reviewed your letter dated April 18, 2006 with additional comments to our response letter dated March 24, 2006, all in reference to the above referenced filing of The Scotts Miracle-Gro Company (the “Company”), and have provided the following responses that include the draft disclosures to be provided in the Company’s future filings. Once again, thank you for your comments with respect to this recent filing and your staff’s continued assistance with our questions.
Form 10-K for the Fiscal Year Ended September 30, 2005
Selected Financial Data, page 23
1.	We note your revised disclosure provided in response to prior comment 3. The proposed disclosure does not appear to include all the disclosures suggested in the answer to FAQ #10. Specifically, it does not address the second and third bullets, which suggests disclosing amounts or limits required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Please include discussion within your revised disclosure to address these items or explain to us why you do not believe they are necessary.

Response: We acknowledge that our proposed additional disclosure did not address the second and third bullets under FAQ #10. In further evaluating our disclosure, a modification to the calculation was deemed necessary given the additional level of specificity suggested by FAQ #10. Our credit facility also allows us to add back non-recurring, non-cash charges (such as impairments) which further improves our measure of Adjusted EBITDA. Therefore, we propose the following modification (see italics) to the suggested language included in our letter of March 24, 2006:

Given our significant borrowings, we view our credit agreements as material to our ability to fund operations, particularly in light of our seasonality. Reference should be made to Item 1A. Risk Factors, in this Annual Report on Form 10-K for a more complete discussion of risks associated with the Company’s debt and our credit facility and related covenants. Our ability to generate cash flows sufficient to cover our debt service costs is essential to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.0 at September 30, 2005) and an interest coverage ratio (minimum of 3.25 for the year ended September 30, 2005). The Company’s leverage ratio was 2.02 at September 30, 2005 and our interest coverage ratio was 7.3 for the year ended September 30, 2005.

In accordance with the terms of our credit facility, Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting, costs associated with debt refinancings, and other non-recurring, non-cash items effecting net income. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States of America, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings.

A numeric reconciliation of net income to Adjusted EBITDA is as follows:

	2005	2004	2003	2002	2001
Net income	100.6	100.9	103.8	82.5	15.5
Interest	41.5	48.8	69.2	76.3	87.7
Income taxes	57.7	58.0	59.2	61.6	11.8
Depreciation and amortization	67.2	57.7	52.2	43.5	63.6
Loss on impairment	23.4
Discontinued operations	(0.2)	(0.4)	(0.6)	(0.5)	(1.6)
Cumulative effect of change in accounting				18.5
Costs related to refinancings	1.3	45.5	—	—	—

Adjusted EBITDA	291.5	310.5	283.8	281.9	177.0

The related lines in the Five-Year Summary on page 23 will be revised as follows:

	2005	2004	2003	2002	2001
Adjusted EBITDA (6)	291.5	310.5	283.8	281.9	177.0

Interest coverage (Adjusted EBITDA/interest expense excluding costs related to refinancings) (6)	7.3	6.4	4.1	3.7	2.0

Notes to Consolidated Financial Statements, page 58
Note 3 — Marketing Agreement, page 63
2.	Your response to previous comment 5 explains that you recorded the contingent consideration to Monsanto as a reduction of revenue in accordance with the guidance provided in EITF 01-9. Issue 6 within EITF 01-9 addresses consideration based on a cumulative level of revenue transactions over a period of time. This seems to be consistent with your disclosure on page 64 which states that “a significant portion of the deferred amount could never have been paid ....unless significant earnings targets were exceeded.” The guidance in Issue 6 suggests that in such circumstances the vendor should recognize the refund obligation as a reduction of revenue using a systematic and rational allocation over the period in which the refund is earned (e.g. as the earnings targets are met). Given this guidance, please further explain why you recorded all the contingent consideration during 2005, and have not determined a systematic method for allocating it over the period of time the earnings target is met.

Response: As we discussed with Mr. Mark Wojciechowski during our telephone conversation on Friday, April 28, 2006, the Company receives compensation from Monsanto in exchange for running its global consumer Roundup business. The compensation is net of two components: (i) the gross commission that is based on the annual earnings of the global Roundup business, and (ii) the annual contribution payment from the Company to Monsanto. The annual contribution required under the agreement is $20 million per year. However, in the first three years of the agreement (1999-2001), annual contribution amounts of $20 million, $15 million and $5 million, respectively, were deferred. Accordingly, during the first three years of the agreement, the annual contribution payment was $0, $5 million and $15 million, respectively. The deferred contribution amount carried 8% interest, compounded monthly, until paid. At September 30, 2005, the deferred contribution balance was $43.3 million.

At the initiation of the agreement, the Company determined that the deferred contribution balance was a contingent liability that should be disclosed as such in the footnotes to the Company’s financial statements rather than recorded as a liability on the Company’s balance sheet. This treatment was based on the Company’s determination that it had the right to terminate the agreement without paying the deferred balance and the Company’s assessment, at the time, of the unlikelihood of payment before termination.

As part of its review of our S-4 filing in early 1999, the SEC Staff raised questions regarding our accounting for the deferred contribution amounts. We responded to the SEC Staff’s inquiries and had discussion with the SEC Staff regarding our accounting treatment of the deferred contribution amounts. These discussions did not result in any change to our accounting for the deferred contribution amounts, but did result in expanded disclosure concerning our accounting for such amounts.

The Company’s determination that it was unlikely that the deferred contribution amount would be paid before termination of the agreement was based on a variety of factors, including uncertainty surrounding the future performance of the business. In addition, the agreement contains a provision that required the Company to accelerate payment of the deferred contribution balance if certain aggressive earnings targets were achieved. Among other factors, the active ingredient in Roundup (glyphosate) lost its patent protection in 2000, making the future growth of the business uncertain. The business did perform well through 2003, particularly considering the loss of patent protection for glyphosate, but the earnings of the business did not begin to approach the accelerated repayment thresholds.

However, 2004 was a year of extraordinary growth for the Roundup business, and the accelerated payment threshold was achieved for the first time in that year. The Roundup business continued its strong growth during 2005 and, by mid-2005, two considerations began to emerge: (i) based on the then current trajectory of the business, that the accelerated payments thresholds were likely to be achieved each year going forward, resulting in payment of the entire deferred contribution balance within 5 years, and (ii) based on the performance of the business and other factors, it was likely that the Company would not terminate the agreement within that time. As a result, the Company determined that it was probable that the deferred contribution balance would be paid, indicating that the balance should be recorded as a liability in the Company’s financial statements. The Company recorded the liability of $45.7 million in its third quarter 2005 financial statements and subsequently paid the balance to Monsanto in October 2005.

As you have noted, Issue 6 within EITF 01-9 requires that a vendor recognize a rebate or refund obligation as a reduction of revenue based on a systematic and rational allocation in relation to the underlying revenue transactions. While our arrangement with Monsanto differs from that contemplated by the EITF, we believe that our accounting for the annual and deferred portions of the contribution payments to Monsanto is essentially consistent with the EITF’s guidance. The annual contribution amounts that were due to Monsanto were ratably recognized throughout each year. In addition, payment of deferred amounts that were accelerated in 2004 and 2005 were recognized during the year when it became probable that they would be paid. However, it was not until the third quarter of our fiscal 2005 that the Company believed payment of the deferred amounts became probable and, accordingly, the balance was recognized as a liability in that quarter. This is consistent with the guidance in paragraph 32 of EITF 01-9, which states that changes in estimated amounts of rebates should be recognized using a cumulative catch-up adjustment. Based on the fact pattern described above, the Company believes it has appropriately applied EITF 01-9 with respect to the statement of income classification of the deferred contribution amounts under the agreement and that the timing of recognition of such adjustments is consistent with the guidance in EITF 01-09.
Note 16 — Contingencies, page 86
U.S. Horticulture Supply, Inc. (F/K/A E.C. Geiger, Inc.), page 87
3.	Your proposed disclosures provided in response to prior comment 6 explains that if the action is determined adversely to you, the result could have a material adverse effect on your results of operations, financial position and cash flows. As you have determined the matter could be material to you, it appears that you would be able to determine a range of exposure related to the matter. As such, revise your disclosure to include the range of reasonably possible loss, as well as other disclosures suggested in FIN No. 14. If you believe you are not able to estimate a range of reasonably possible loss, explain to us how you were able to determine the action could have a material adverse effect if the claimant has not specified damages in the case.

Response: We have further evaluated our disclosure on the Geiger matter. We have revised our suggested disclosure to provide the reader with a better understanding of the inherent risk in such litigation and why we are not able to estimate a range of possible loss (see italics). Subject to case updates, the following represents the disclosure that we would expect to make in future filings:

On November 5, 2004, U.S. Horticultural Supply, Inc. (“Geiger”) filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. This complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Sections 1 and 57 of the Sherman Antitrust Act. Geiger has not specified the amount of monetary damages it is seeking. A motion to dismiss the complaint has been filed and is pending.

The Company intends to vigorously defend against Geiger’s claims. The Company believes that Geiger’s claims are without merit and that the likelihood of an unfavorable outcome is remote. Therefore, no accrual has been established related to this matter. However, the Company cannot predict the ultimate outcome with certainty. If the above action is determined adversely to the Company, the result could have a material adverse effect on the Company’s results of operations, financial position and cash flows. Because Geiger has not specified an amount of monetary damages in the case (which may be trebled under the anti-trust statutes) and discovery has not yet commenced, any potential exposure that the Company may face cannot be reasonably estimated at this time.
Thank you for your consideration of our responses to your questions. If you have any future inquiries, please feel free to contact me at (937) 578-5698 or Todd R. White, Vice President and Corporate Controller, at (937) 644-7368.
Sincerely,
Christopher L. Nagel
Executive Vice President and Chief Financial Officer

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